Exhibit 99.2

FORM OF PROXY
RELATING TO 2026 ANNUAL AND EXTRAORDINARY GENERAL MEETING

OF

Black Titan Corporation
(an exempted company incorporated in the Cayman Islands with limited liability, registration number 403942)
(NASDAQ: BTTC)

This form of proxy relates to the 2026 Annual and Extraordinary General Meeting (“Meeting”) of Black Titan Corporation (the “Company”) to be held on Monday, November 16, 2026, at 9 a.m. (Eastern time), as a virtual meeting, and at any adjourned or postponed meeting thereof. Shareholders may attend the meeting virtually via live webcast at https://www.cstproxy.com/blacktitancorp/2026. The Annual Meeting webpage will provide meeting information, access to the live webcast, telephone access details and, following the meeting, a replay of the Annual Meeting. To attend and participate in the Annual Meeting via the webcast, you will need the 12-digit control number included on your proxy card or voting instruction form. If you are a registered shareholder and do not have your control number, you may contact Continental Stock Transfer & Trust Company (“Continental”), our transfer agent, at proxy@continentalstock.com. If you hold your shares in “street name” through a bank, broker or other nominee, you must contact Continental to obtain a control number, and you may need to obtain a legal proxy from your bank, broker or other nominee. Please allow up to 72 hours prior to the meeting for processing your control number.

Shareholders may also listen to the Annual Meeting by telephone by dialing:

●	Within the U.S. and Canada: 1-800-450-7155 (toll-free)

●	Outside of the U.S. and Canada: +1-857-999-9155 (standard rates apply)

●	Conference ID: 9801957#

INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

VOTE AT THE MEETING – If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend the extraordinary general meeting, visit: https://www.cstproxy.com/blacktitancorp/2026

Please see notes (a) to (i) set out below for instructions on how to complete this form of proxy.

NAME OF SHAREHOLDER: …………………………………………

I/We hereby appoint the chairman of the Meeting or _____________ of _______________________________________ as my/our proxy to attend and to act for me/us at the Meeting and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

Capitalised terms used but not defined herein shall have the meaning given to them in the notice convening the Meeting.

	PROPOSALS	For	Against	Abstain
1.	Ordinary Resolution: The Authorisation of Consolidation of the Company’s Ordinary Shares by the Board of Directors and Change in Authorised Share Capital;	☐	☐	☐
2.	Ordinary Resolution: The Increase in the Company’s Authorised Share Capital Following the Share Consolidation;	☐	☐	☐
3	Special Resolution: The Adoption of the Fifth Amended and Restated Memorandum and Articles of Association;
4.	The Election of Directors;	☐	☐	☐

	(1) Brynner Chiam	☐	☐	☐
	(2) Francisco Osvaldao Flores Garcia	☐	☐	☐
	(3) Gabriel Loh	☐	☐	☐
	(4) Firdauz Edmin Bin Mokhtar	☐	☐	☐
	(5) Avraham Ben-Tzvi	☐	☐	☐
5.	The Ratification of Guangdong Prouden CPAs GP as the Company’s Independent Registered Public Accounting Firm for the Year Ending December 31, 2026	☐	☐	☐
6.	Ordinary Resolution: Adjournment of the Meeting and General Shareholder Authorisations	☐	☐	☐

Please cross (“x”) or tick the appropriate box to indicate how you wish your vote in respect of the resolution(s) to be cast (see note (c) below)

Signed for and on behalf of the Shareholder:

Signature:	…………………………………………
Dated:	………………………………………

NOTES TO PROXY FORM

a.	Full name(s) to be inserted in BLOCK CAPITALS.

b.	Each shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (who need not also be a shareholder of the Company) to attend, participate in and speak and vote in place of that shareholder at the Annual and Extraordinary General Meeting, and at any adjournment thereafter. If you wish to appoint some person(s) other than the chairman of the Meeting as your proxy, please delete the words “the chairman of the Meeting” and insert the name of the person to be appointed as proxy. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so. The proxy is also revocable at any time.

c.	If you wish to vote for the resolution set out above, please cross (“✘”) or tick the box marked “For”. If you wish to vote against the resolution, please cross (“✘”) or tick the box marked “Against”. If you wish to abstain from voting on the resolution, please cross (“✘”) or tick the box marked “Abstain”. If this form is returned duly signed but without specific direction on the proposed resolution, the proxy will vote or abstain at his/her discretion in respect of the resolution. A proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than that set out in the notice convening the Meeting.

d.	In the case of a joint holding, this form of proxy may be signed by any joint holder, but if more than one joint holder is present at the Meeting, whether in person or by proxy, that one of the joint holders whose name stands first on the register of members of the Company in respect of the relevant joint holding shall alone be entitled to vote in respect thereof.

e.	This form of proxy must be signed by a shareholder of the Company, or his/her attorney duly authorised in writing, or if the shareholder is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

f.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be sent to the Company before 11:59 p.m. U.S. Eastern Time (EST) on Saturday, November 14, 2026, or any adjourned meeting. Completed Proxy Forms can be sent to the Company by:

Post:	Black Titan Corporation, Attn: Brynner Chiam, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

Hand Delivery:	Black Titan Corporation, Attn: Brynner Chiam, Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 Petaling Jaya, Selangor Darul Ehsan, Malaysia.

Online:	Vote online at www.cstproxyvote.com/pxlogin Enter the Control Number as shown under the bar code on the Proxy Voting form and click on the “Log In” button.

Email:	bchiam@titanpharm.com

g.	Any alteration made to this form of proxy should be initialed by the person who signs it.